Laura E. Flores
Partner
+1.202.373.6101
laura.flores@morganlewis.com

VIA EDGAR
February 16, 2016

Asen Parachkevov Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:    Rydex ETF Trust; File Nos. 333-101625 and 811-21261

Dear Mr. Parachkevov:

This letter responds to comments received on February 2, 2016, with respect to the registration statement filed on Form N-1A (the “Registration Statement”) on behalf of Rydex ETF Trust (the “Registrant”) on December 18, 2015. The Registration Statement relates to the registration of shares of Guggenheim S&P MidCap 400® Equal Weight ETF, Guggenheim S&P SmallCap 600® Equal Weight ETF, and Guggenheim S&P 500® Top 50 ETF (each, a “Fund” and collectively, the “Funds”). For ease of reference, we have set forth below your comments followed by our responses to the comments. Unless otherwise noted, capitalized terms have the same meaning as specified in the Registration Statement.

1.	Comment. Please confirm there were no material changes to each Fund’s fees as a result of the changes to the Funds’ underlying indices.

Response. The Registrant has confirmed there were no material changes in Fund fees as a result of the changes to the Funds’ underlying indices.

2.
Comment. In each Fund’s “Principal Investment Strategies” section, please conform the description of the 20% basket (10% basket with respect to Guggenheim S&P 500® Top 50 ETF) of securities not included in a Fund’s Underlying Index to the corresponding language in the exemptive application to reflect the 20% basket’s relationship to the Fund’s Underlying Index.

Response.  The existing disclosure notes that the instruments in the 20% basket must be “related to the Underlying Index” and thus, conforms to the specific language in the exemptive application with regard to the 20% basket’s relationship to the Fund’s Underlying Index. Therefore, we have not revised the Funds’ principal investment strategies.

Asen Parachkevov
February 16, 2016

3.
Comment. In each Fund’s “Performance Information” section, please revise the sentence that indicates Fund performance and average annual total returns for periods prior to January 26, 2016 may have differed had the Fund’s current investment objective been in effect to reflect that Fund performance and average annual total returns would have differed for such periods.

Response. We have revised the disclosure as requested.

4.	Comment. In each Fund’s “Performance Information” section, please provide a description of each Russell Index referenced in the average annual total returns table.

Response. We have added the descriptions as requested.

5.	Comment. Please revise Mr. King’s description in each Fund Summary to disclose his experience from March 15, 2008 to January 18, 2011.

Response. We have revised the disclosure as requested.
* * *

The Registrant acknowledges that (i) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing, (ii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) it may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6101.

Sincerely,

/s/ Laura E. Flores
Laura E. Flores